SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
 the Securities Exchange Act of 1934

For the month of May 2018

Commission File Number 001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Clarendon House
2 Church Street, Hamilton HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Press Release

The press release issued by DHT Holdings, Inc. (the “Company” or “DHT”) on May 7, 2018 related to its results for the first quarter of 2018 is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Credit Agreement

On April 24, 2018, DHT, as guarantor, entered into a senior secured term loan facilities and revolving credit facility agreement (the “Term Loan and Revolving Credit Facility”) with the companies listed in the schedules thereto, as joint and several borrowers, and ABN AMRO Bank N.V., Oslo Branch, Nordea Bank AB (Publ), filial i Norge, ING Bank, a branch of ING-DiBa AG, DNB Bank ASA, Crédit Agricole Corporate and Investment Bank, Danish Ship Finance A/S, Skandinaviska Enskilda Banken AB, DVB Bank SE and Swedbank AB, as lenders. Maximum availability under the Term Loan and Revolving Credit Facility is $485 million, which the Company intends to use primarily to refinance certain of its existing credit facilities and for general corporate purposes. Borrowings will bear interest at a rate equal to LIBOR plus 2.40% and will have a 20-year repayment profile. To the extent used to fund a vessel acquisition, borrowings will be secured by customary ship mortgages on the applicable acquired vessels. The Term Loan and Revolving Credit Facility is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

This discussion under the heading “Credit Agreement” does not purport to be complete and is qualified in its entirety by the attached Exhibit 10.1.

Incorporation by Reference

Exhibits 10.1 and 99.1 to this Report on Form 6-K shall be incorporated by reference into the Company’s registration statements on Form F-3 (file Nos. 333-199697 and 333-219069), initially filed with the Securities and Exchange Commission on October 30, 2014 and June 30, 2017, respectively, as amended, in each case to the extent not superseded by information subsequently filed or furnished (to the extent the Company expressly states that it incorporates such furnished information by reference) by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT LIST
Exhibit	Description

99.1	Press Release dated May 7, 2018

10.1
Senior Secured Term Loan Facilities and Revolving Credit, dated as of April 24, 2018, among ABN AMRO Bank N.V. Oslo Branch, Nordea Bank AB (Publ), filial i Norge, ING Bank, a branch of ING-DiBa AG, DNB Bank ASA, Crédit Agricole Corporate and Investment Bank, Danish Ship Finance A/S, Skandinaviska Enskilda Banken AB, DVB Bank SE, Swedbank AB, DHT Mustang, Inc., DHT Bronco, Inc., DHT Puma Limited, DHT Panther Limited, DHT Lion Limited, DHT Leopard Limited, Samco Theta Ltd., Samco Iota Ltd., Samco Kappa Ltd., DHT Hawk, Inc., Samco Epsilon Ltd., DHT Falcon, Inc., DHT Condor, Inc., ABN AMRO Bank N.V. and DHT Holdings, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: May 9, 2018	By:	/s/ Eirik Ubøe
Name: Eirik Ubøe
Title: Chief Financial Officer